EXHIBIT 4.3

SUBSCRIPTION AND INFORMATION AGENT AGREEMENT

This Subscription and Information Agent Agreement (the “Agreement”) is entered into as of this 29 day of September, 2010 by and between, Zoom Telephonics Inc., organized and existing under the laws of the Delaware (the “Corporation”), and StockTrans, Inc., a Broadridge Company, a corporation having its principal offices in Ardmore, Pennsylvania (“StockTrans”).

WHEREAS, pursuant to a public rights offering (the “Rights Offering”), the record and beneficial holders of the Corporation’s common stock (the “Common stock”), par value $0.0001 per share (the “Common Stock”) will be given the right (the “Subscription Rights”) to subscribe for an aggregate of approximately 7,923,912 shares of Common Stock, in each case as more fully set forth in a prospectus and related offering documents (the “Offering Documents”) to be prepared by the Corporation and filed with the Securities and Exchange Commission for the purpose of effecting the Rights Offering; and

WHEREAS, the Corporation has authorized and directed the Agent to hold funds  submitted by stockholders who exercise Subscription Rights (the “Subscription Funds”) in accordance with the terms and  provisions of this Agreement; and

WHEREAS, upon the terms and conditions set forth in the applicable Offering Documents, the Agent will record properly exercised Subscription Rights from holders of the Common Stock on the Record Date (as defined in the applicable Offering Documents), as well as record and deposit the Subscription Funds for the purchase of the shares of Common Stock pursuant to the Rights Offering; and

WHEREAS, the Corporation desires that StockTrans act as both Subscription Agent and Information Agent under the Rights Offering (the “Agent”), and StockTrans has indicated its willingness to do so.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1.  Appointment of Subscription and Information Agent.  The Corporation hereby confirms the appointment of StockTrans as Agent, and StockTrans hereby agrees to serve as Agent, upon the terms and conditions set forth herein.

2.  Acceptance and Receipt of Subscription Documents.

A.  After receiving from the Corporation acknowledgement of the commencement of the Rights Offering, the Agent shall promptly mail to each holder of Common Stock as of the Record Date (a) the appropriate Offering Documents as approved by the Corporation (which shall specify that the exercise of Subscription  Rights shall be effected, and risk of loss of Subscription Funds shall pass, only upon receipt by the Agent of the  properly completed Subscription Certificate (as defined in the Offering Documents) and Subscription Funds required to effect the exercise of Subscription Rights under the Rights Offering) and (b) an envelope addressed to the Agent for use by such holder in exercising his or her Subscription Rights (the  “Mailing”).

B.  The Agent, upon receipt of Subscription Funds and duly, completely and correctly executed Subscription Certificates and other documents for the exercise of Subscription Rights, shall make note of such subscriptions and Subscription Funds with respect of the amount of  shares subscribed for, etc.    Upon closing of the Rights Offering and as promptly as feasible upon the Agent’s receipt of the Company’s acceptance and approval of said Subscription Certificates, the Corporation will (i) authorize the Agent to no longer accept any subscription documents and to prepare the final subscription list, representing the number of shares of Common Stock for which said stockholder has subscribed, for the issuance of stock certificates by the Corporation’s Transfer Agent, (the “Certificates”) and (ii) release to the Corporation the aggregate Subscription Funds minus any fees and expense reimbursements (incurred or reserved for disbursements) due to the Agent from the Corporation (sections (i) and (ii) directly preceding constituting the “Closing”).  No interest on the Subscription Funds will accrue to either the Corporation or the Corporation’s stockholders.

3.  Notification and Processing.  The Agent is hereby authorized and directed to, and hereby agrees to perform certain functions, including but not limited to the following:

A.  accept and respond to all telephone requests for information relative to the exercise of Subscription Rights (except that Agent will not answer questions relating to the sufficiency of the consideration or the tax implications of the Rights Offering); answer questions regarding the proper method of exercising Subscription Rights, including the completion of Subscription Certificates and other documents related to the Rights Offering; maintain a toll-free number to respond to inquiries; provide assistance to holders of Common Stock and monitor the response to the Rights Offering; enclose and re-mail the Subscriptions to interested holders of Common Stock; and provide periodic reports as requested to the Corporation as to the status of the Rights Offering.

B.  date stamp each document relating to its duties hereunder when received;

C.  receive and examine all documents submitted to it in connection with the exercise of rights under the Rights Offering for proper execution in accordance with the terms thereof. If Common Stock applicable to a subscription is held by more than one record holder, the applicable Offering Documents must be signed by each such holder; if a holder or joint holders (registrants) hold more than one position in the Corporation, as indicated by different accounts on the relevant record holder list, then separate, properly completed and executed subscriptions must be submitted for each such position held by that or those joint holders (registrants).

D.  retain or return to any holders (as applicable) those Offering Documents evidencing some deficiency in execution and make reasonable attempts to inform such holders of the need to correct any such deficiency;

E.  accept Subscription Certificates and other documents signed by persons acting in a fiduciary or representative capacity only if such capacity is properly shown on the subscriptions and proper evidence of their authority so to act has been submitted;

F.  accept subscriptions for Common Stock to be issued other than in the name that appears on the Corporation record stockholder list submitted for such subscription, where  (i) the signature thereon is guaranteed by a financial institution which is a participant in the Securities Transfer Agents Medallion Program (“STAMP”), the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”), or The Stock Exchanges Medallion Program (“SEMP”), (ii) any necessary stock transfer taxes are paid and proof of such payment is submitted or funds therefore are provided to the Agent, or it is established by the holder that no such taxes are due and payable and (iii) the “Special Issuance Instructions” on the subscription certificate have been properly completed;

G.  retain all subscriptions accepted and retain such documents pending further instructions from the Corporation;

H.  return at the Corporation’s request any and all necessary records, information and material concerning and representing unsubscribed Common Stock under the Rights Offering;

I.  maintain on a continuing basis a list of holders of Common Stock  that have not yet subscribed pursuant to the Rights Offering;.

4.  Concerning the Subscription and Information Agent.

The Agent:

A.  shall have no duties or obligations other than those set forth herein;

B.  may rely on, and shall be held harmless by, the Corporation in acting upon any certificate, statement, instrument, opinion, notice, letter, facsimile transmission, telegram or other document, or any security delivered to it, and reasonably believed by it to be genuine and to have been made or signed by the proper party or parties.

C.  may rely on and shall be held harmless by the Corporation in acting upon written or oral instructions from the Corporation with respect to any matter relating to its acting as Agent, and

D.  May consult on documents with counsel satisfactory to it (including counsel for the Corporation) and shall be held harmless by the Corporation in relying on the advice or opinion of such counsel in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion of such counsel.

E.  solely shall make the final determination as to whether or not a Subscription Certificate received by Agent is duly, completely and correctly executed in order to qualify for the Rights Offering and Agent shall be held harmless by the Corporation in respect of any action taken, suffered or omitted by Agent hereunder in good faith and in accordance with its determination.

This agreement does not contemplate any service to be provided by Agent in the case where the conditions of the Rights Offering have not been met in a timely manner.  If necessary, service to be provided by Agent under such circumstances and remuneration to Agent therefore, will be established in a mutual agreement between Agent and the Corporation, which will become a part of this agreement.

No later than the business day after the Mailing, the Corporation will provide Agent with a list of talking points dealing with anticipated questions from holders of Common Stock.  It is understood and agreed that Agent will not provide tax advice, will not interpret tax regulations, will not opine regarding the merits of the Rights Offering, and will not provide any comments related to any legal proceedings related to the Corporation.

5.  Compensation of the Agent by the Corporation.

The Corporation shall pay fees for the services rendered hereunder, as set forth in the Fee Schedule (attached hereto as Exhibit C).  The Agent shall also be entitled to reimbursement from the Corporation for all reasonable and necessary expenses paid or incurred by it in connection with the administration by the Agent of its duties hereunder.  One half of the total Agent fees (not including postage) must be paid upon execution of this agreement. The remaining half must be paid within fifteen (15)) business days thereafter.   An invoice for any out-of-pocket and/or per item fees incurred will be rendered to and payable by the Corporation within fifteen(15) days of the date of said invoice, except for invoiced estimated postage, printing and mailing expenses, which funds must be received five (5) business days prior to the scheduled mailing date.  It is understood and agreed that all responsibilities and  duties of, and services to be performed by, Agent shall cease if full payment for its services has not been received in accordance with the above schedule, and said services will not commence thereafter until all payment due has been received by Agent.

6.  Post Offer Cleanup.

A.  The Corporation agrees that any post Mailing active solicitation program will be coordinated exclusively through the Agent, either by the Agent or by use of a vendor that the Corporation has previously approved.

B.  Any post Mailing active solicitation programs will be performed at additional cost to the Corporation.  If the Agent is directed to conduct a post Mailing solicitation program, then the Agent will determine the fees and/or expenses it considers appropriate based on the particular program for the Corporation, and such fees and/or expenses must be mutually agreed upon in writing between the parties before implementation of such program.

7.  Performance.

The Agent shall at all times act in good faith and agrees to use its best efforts within reasonable time limits to insure the accuracy and timeliness of all services performed under this Agreement.

8.  Indemnification.

The Corporation covenants and agrees to indemnify and to hold the Agent harmless against any costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of its duties under this Agreement; provided, that such covenant and agreement does not extend to, and the Agent shall not be indemnified with respect to, such costs, expenses, losses and damages incurred or suffered by the Agent as a result of or arising out of, its gross negligence, bad faith or willful misconduct.  Promptly after the receipt by the Agent of notice of any demand or claim, or the commencement of any action, suit, proceeding or investigation, the Agent shall notify the Corporation thereof in writing.  The Corporation shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding.  Agent will not, without the Corporation’s prior consent, settle or compromise or consent to the entry of any judgment to any pending or threatened Action in respect of which indemnification may be sought hereunder. For the purposes of this Section 8, the phrase “any costs, expenses (including reasonable fees of its legal counsel), losses or damages” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such action, suit, proceeding or investigation.

The Agent shall be responsible for and shall indemnify and hold the Company harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of or attributable to Agent’s refusal or failure to comply with the terms of this Agreement, or that arise out of Agent’s gross negligence, bad faith or willful misconduct or that arise out of the breach of any representation or warranty of Agent hereunder; provided, however, that the Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid or payable hereunder by the Company to the Paying Agent as fees and charges, but not including reimbursable expenses

9.  Further Assurance.  From time-to-time and after the date hereof, the Corporation shall deliver or cause to be delivered to the Agent such further documents and instruments and shall do and cause to be done such further acts as the Agent shall reasonably request (it being understood that the Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement, to evidence compliance herewith or to assure itself that it is protected in acting hereunder.

10. Term.  The Corporation may terminate this Agreement at any time by providing 60 days written notification to the Agent.  The Agent may terminate this Agreement by providing the Corporation 60 days’ written notice, except that Agent may terminate this agreement at any time Corporation  has not paid in full an invoice from the Agent within the time period described in section five (5) herein.  Upon the effective date of termination of this Agreement, all cash and other payments, without interest, and all other property then held by the Agent on behalf of the holders of Common Stock hereunder shall be delivered by it to such successor agent or as otherwise shall be designated in writing by the parties hereto.  Upon termination of this Agreement, all subscription documents received and related documentation will be returned to the Corporation.

11. Notices.  Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the Corporation required or permitted  hereunder shall be delivered or mailed by first class mail, postage prepaid, addressed as follows:

If to the Corporation, to:	ZOOM TELEPHONICS, INC. 207 South Street Boston, MA 02111

If to the Agent, to:	StockTrans, Inc. A Broadridge Company 44 W. Lancaster Ave. Ardmore, PA 19003 Attn: Subscription Dept.

12. Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

13. Assignment.

A. Except as provided in Section 13(B) below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.

B. The Agent may, without further consent on the part of the Corporation, subcontract with subcontractors for systems, processing, telephone and mailing services, and Post-offer clean up activities, as may be required from time to time; provided, however, that the Agent shall be fully responsible to the Corporation for the acts and omissions of any subcontractor.

C. Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Corporation and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Corporation.  This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

14. Amendment.  This Agreement may not be modified, amended or supplemented without an express written agreement executed by each of the parties hereto.

15. Counterparts.  This Agreement may be executed in separate counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

16. No Joint Venture.  This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Corporation.  Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

17. Force Majeure.  In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage that is reasonably beyond its control, or other cause that is reasonably beyond its control (except, in the case of the Agent, for acts of subcontractors), such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.  Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

18. Consequential Damages.  Neither party to this Agreement shall be liable to the other party for any consequential, indirect, special or incidental damages under any provision of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

19. Severability.  If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

20. Confidentiality.  The Agent and the Corporation agree that all books, records, information and data pertaining to the business of the other party which are Subscribed or received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in the attached schedule, shall remain confidential and shall not be voluntarily disclosed to any other person (except the party’s attorneys and advisors), except with the written approval of the other party or as may be required by law.

21. Survival.  The provisions of Sections 4, 5, 6, 8, 12, 13, 18, 21 and 22 shall survive any termination of this agreement.

22. Merger of Agreement.  This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers, hereunto duly authorized, as of the day and year first above written.

	STOCKTRANS, INC. A BROADRIDGE COMPANY	ZOOM TELEPHONICS, INC.

By:	/s/ John Dunn	By:	/s/ Frank B. Manning

	Vice President of Sales		President and Chief Executive Officer

Exhibit A

OFFERING DOCUMENTS
(Attached)

A-1

Exhibit B

AGENT SERVICES COVERED

•
Designating a corporate action account manager to communicate with all parties hereto and their counsel to establish the terms, timing  and procedures required  to carry out Subscription  Agent duties, including document review and execution of legal agreements, Subscription Certificates and other Rights Offering documents and communication materials, project management, and on-going project updates and reporting.

•
Designating an Information Agent account manager to review and become familiar with all Offer Documents and provide expert assistance to holders of Common Stock related to matters concerning the Rights Offering.

•	Preparing labels that include name, address for the mailing of Offering Documents or at Agents’ choice.

•	Collating and assembling Offering Documents and envelopes for mailing.

•	Addressing and enclosing Offering Documents and return envelopes, for one-time, one-day mailing to holders of Common Stock.

•	Receiving, opening and logging in returned Subscription Certificates.

•	Checking Subscription Certificates for validity against master list.

•	Checking for proper execution of all of Subscription Certificates and other documents necessary to effect a proper exercise of Subscription Rights, including W-9’s (if applicable).

•	Curing defective subscriptions, including telephoning and writing holders of Common Stock in connection with unsigned or improperly executed Subscription Certificates and other Offering Documents.

•	Soliciting by mail and/or phone W-9’s from holders of Common Stock who have not executed them or whose TIN’s do not match our records.

•	Tracking and reporting as required the number of shares of Common Stock to which stockholders have subscribed.

•	Sealing, addressing, posting (not including postage), and providing envelopes for mailing to holders of Common Stock.

B-1

•	Providing stockholder relations services to all holders of Common Stock related to the Rights Offering, including phone, email, regular mail and walk-in inquiries.

AGENT SERVICES NOT COVERED

•	Services associated with new duties, legislation or regulatory fiat which become effective after the date of this proposal (these will be provided on an appraisal basis)

•	All out-of-pocket expenses, including but not limited to, stop check charges, printing costs, postage (at 1.1 times rate), wire transfers, and excess material disposal

•	Reasonable legal review fees if referred to outside counsel

•	Overtime charges at 100% assessed in the event of late delivery of material for mailings, unless the target mail date is rescheduled

B-2

Exhibit C

SUBSCRIPTION AGENT AND INFORMATION AGENT FEE SCHEDULE

Project Management Fees:

$ 4,950 Subscription, and Information Agent Fee based on up to 250 record holders.*

$10 Subscription and Information Agent Fee for each line item on Depository Trust Company's ATOP forms submitted to Agent covering ZOOM TELEPHONICS INC., beneficial Shareholders.*   (ATOP charge not to exceed $2,000)

Covers all services listed in “AGENT SERVICES COVERED” as set forth in Exhibit B for all record date shareholders.

*Excludes out-of-pocket expenses as described in “Services Not Covered” as set forth in Exhibit B

C-1